FORM C		OMB APPROVAL
	UNITED STATES **SECURITIES AND EXCHANGE COMMISSION** **Washington, D.C. 20549**	OMB Number: ####-####
FORM C-AR		Estimated average burden hours per response: ##.#

Form C: Filer Information

Filer CIK: `0001986582`

Filer CCC: `uocv9a$r`

Period: `03-20-2024`

Is this a LIVE or TEST Filing? ⦿ LIVE ◯ TEST

Is this an electronic copy of an official filing submitted in paper format in connection with a hardship exemption? ☐

Would you like a Return Copy? ☑

Submission Contact Information

Name: `Carino Casilio`

Phone Number: `9282020505`

Contact E-Mail Address: `Cory@terratechnologies.co`

Notify via Filing Website only? ☐

Notification Email Address: `cory@terratechnologies.co`

Form C: Issuer Information

Issuer Information

Name of Issuer: `Terra Tech LLC`

Legal Status of Issuer:

Form: `Limited Liability Company`

Jurisdiction of Incorporation/Organization: `CALIFORNIA`

Date of Incorporation/Organization `07-01-2019`

Physical Address of Issuer:

Address 1: `5101 SANTA MONICA BLVD, STE 190`

Address 2: `STE 190`

City: `LOS ANGELES`

State/Country: `CALIFORNIA`

Mailing Zip/Postal Code: `90029`

Website of Issuer: `Terratechnologies.co`

Is there a Co-issuer? ◯ Yes ⦿ No

Form C: Annual Report Disclosure Requirements

Annual Report Disclosure Requirements

Current Number of Employees:

2.00

Total Assets Most Recent Fiscal Year-end:

44782.44

Total Assets Prior Fiscal Year-end:

4931.17

Cash and Cash Equivalents Most Recent Fiscal Year-end:

42970.69

Cash and Cash Equivalents Prior Fiscal Year-end:

3119.42

Accounts Receivable Most Recent Fiscal Year-end:

0.00

Accounts Receivable Prior Fiscal Year-end:

0.00

Short-term Debt Most Recent Fiscal Year-end:

16531.73

Short-term Debt Prior Fiscal Year-end:

14944.24

Long-term Debt Most Recent Fiscal Year-end:

65987.53

Long-term Debt Prior Fiscal Year-end:

0.00

Revenue/Sales Most Recent Fiscal Year-end:

42782.17

Revenue/Sales Prior Fiscal Year-end:

28805.10

Cost of Goods Sold Most Recent Fiscal Year-end:

0.00

Cost of Goods Sold Prior Fiscal Year-end:

0.00

Taxes Paid Most Recent Fiscal Year-end:

838.40

Taxes Paid Prior Fiscal Year-end:

818.40

Net Income Most Recent Fiscal Year-end:

-146003.23

Net Income Prior Fiscal Year-end:

-121598.75

Form C: Signature

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer:

Terra Tech LLC

Signature:

Carino Casilio

Title:

Vice-President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature:

Carino Casilio

Title:

Vice-President / CFO

Date:

03-20-2024

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature:

Danielle Casilio

Title:

President

Date:

03-20-2024